                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 17)1

                               RONSON CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   776338 20 4
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 14, 2005
                                --------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. /  /

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 2 of 10 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   417,265
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                417,265
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     417,265
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 3 of 10 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   417,265
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                417,265
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     417,265
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 4 of 10 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   417,265
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                417,265
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     417,265
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 5 of 10 pages
-------------------------------                  -------------------------------

            The following  constitutes  Amendment No. 17 ("Amendment No. 17") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 17 amends the
Schedule 13D as specifically set forth.

   Item 3 is hereby amended in its entirety to read as follows:

            The aggregate  purchase  price of the 417,265 Shares of Common Stock owned by Steel  Partners II is  $1,026,435  and was acquired  using  partnership funds.  The number of Shares of Common  Stock  owned by Steel  Partners II shown above  includes the 5% Common Stock  Dividend  declared by the Issuer's Board of
Directors  on February  15, 2005 to  stockholders  of record of the Issuer as of
April 1, 2005 and distributed on April 15, 2005.

   Item 4 is hereby amended to include the following:

            On April 14, 2005,  Steel  Partners II issued a press release the it has filed a lawsuit in the U.S.  District  Court of the  District  of New Jersey
accusing the Issuer's Chief  Executive  Officer,  Louis  Aronson,  and ten other insiders  of the Issuer for  violating  federal  securities  laws by  improperly acquiring  stock to give Mr.  Aronson  voting  control  over a  majority  of the outstanding  shares of the Issuer.  The lawsuit alleges that Mr. Aronson and his group failed to file a Schedule 13D with the Securities and Exchange  Commission
(the "Commission") and violated the New Jersey  Shareholder  Protection Act. The lawsuit seeks,  among other things, an order forcing the defendants to report to the Commission their  undisclosed  agreements,  the purposes of those agreements and the number of shares they  control as a group.  The lawsuit  also notes that
Mr.  Aronson  received  compensation  of nearly three times the net earnings the
Issuer reported from 1998 to 2004. A copy of the press release is attached as an exhibit hereto and incorporated herein by reference.

   Items 5(a) - (b) are hereby amended and restated to read as follows:

            (a) - (b) The aggregate  percentage of Shares reported owned by each person named herein is based upon  4,322,317  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Annual Report on
Form 10-K for the fiscal year ended December 31, 2004.

            As of the close of business  on April 19,  2005,  Steel  Partners II beneficially  owned 417,265 Shares of Common Stock,  constituting  approximately
9.7% of the Shares  outstanding.  As the general  partner of Steel  Partners II,
Partners LLC may be deemed to beneficially own the 417,265 Shares owned by Steel
Partners II, constituting  approximately 9.7% of the Shares outstanding.  As the sole executive officer and managing member of Partners LLC, which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially  own the 417,265  Shares owned by Steel  Partners II,  constituting approximately 9.7% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 417,265 Shares owned by Steel Partners
II by virtue of his authority to vote and dispose of such Shares.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 6 of 10 pages
-------------------------------                  -------------------------------

   Item 7 is hereby amended to include the following exhibits:

     17.   Press release issued by Steel Partners II, L.P. dated April 14, 2005

                            [Signature Page Follows]

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 7 of 10 pages
-------------------------------                  -------------------------------

                                   SIGNATURES
                                   ----------

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: April 19, 2005                      STEEL PARTNERS II, L.P.

                                           By:   Steel Partners, L.L.C.
                                                 General Partner

                                           By:    /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Name:  Warren G. Lichtenstein
                                                 Title: Managing Member

                                            STEEL PARTNERS, L.L.C.

                                            By:  /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Name:  Warren G. Lichtenstein
                                                 Title: Managing Member

                                             /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             WARREN G. LICHTENSTEIN

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 8 of 10 pages
-------------------------------                  -------------------------------

                                  Exhibit Index
                                  -------------

                      Exhibit                                             Page
                      -------                                             ----

1.   Press release issued by Steel Partners II, L.P. dated              9 to 10
     April 14, 2005.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 9 of 10 pages
-------------------------------                  -------------------------------

         STEEL PARTNERS LAWSUIT ACCUSES RONSON CORP CEO, 10 INSIDERS OF
         VIOLATING SECURITIES LAWS BY IMPROPERLY ACQUIRING STOCK TO GIVE
                 CEO VOTING CONTROL OVER A MAJORITY OF SHARES;
                       SAYS ACTION TRIGGERED POISON PILL

NEW YORK,  NY - April 14, 2005  -Allegations  that Ronson  Corporation  (NASDAQ:
RONC) CEO and president,  Louis V. Aronson II, and 10 company insiders  violated federal  securities law and the rights of the Company's  other  shareholders  by agreeing to improperly acquire stock to secure voting control over a majority of the Company's  outstanding  shares for Mr.  Aronson were made in a lawsuit filed today by Ronson's  largest  independent  shareholder,  Steel  Partners  II, L.P.
("Steel Partners").

The lawsuit, which in addition to Mr. Aronson names eight Ronson directors,  its
CFO and a paid consultant to the Company, alleges that Mr. Aronson and his group failed  to file  with  the SEC a  Schedule  13D,  and  violated  the New  Jersey
Shareholder  Protection Act. The lawsuit,  which alleges that Mr. Aronson formed the group  specifically  to gain control of a majority of the Company's  shares, also alleges that the conduct of Mr. Aronson's group triggered the provisions of
Ronson's Shareholder Rights Agreement.

The lawsuit was filed in the United  States  District  Court for the District of
New  Jersey.  It seeks to force Mr.  Aronson  and the other  defendants  to file reports mandated by the Securities and Exchange  Commission,  and to enforce the
Company's Shareholder Rights Agreement.

"We intend to seek court authorization for shareholders to exercise their rights to immediately  purchase new shares of stock directly from Ronson  Corporation,"
said Steel Partners managing partner Warren Lichtenstein.  "We will not sit idle and  allow  Mr.  Aronson  to  surreptitiously  and  illegally  use  a  group  of hand-picked directors, officers and consultants to gain control of a majority of the  Company's  shares  (without  paying  a  control  premium  to all the  other shareholders.)  Mr.  Aronson  should not be allowed  to  continue  his scheme to enrich himself and his cronies at the expense of Ronson's other shareholders."

Mr. Lichtenstein continued, "These actions by Mr. Aronson and his paid loyalists are yet another  example of their  pattern of  manipulating  Ronson's  corporate machinery by continuing to ignore proper corporate  governance and this nation's securities laws."

According  to the  lawsuit,  Mr.  Aronson's  group  achieved its goal of placing majority  voting  control into Mr.  Aronson's  hands as of March 23,  2005.  The lawsuit  alleges  that the  members of Mr.  Aronson's  group also agreed to vote their shares in the Company as directed by Mr. Aronson.

The lawsuit also notes that Mr. Aronson  received  compensation  of nearly three times the net earnings Ronson reported from 1998 to 2004.  Ronson reported total net earnings of about $1.6 million during that period.  During that same period,
Mr. Aronson received compensation of about $4.5 million.

-------------------------------                  -------------------------------
CUSIP No. 776338 20 4                    13D           Page 10 of 10 pages
-------------------------------                  -------------------------------

Mr.  Aronson,  81, is the longest  serving CEO of any public company in America.
The complaint added that none of the defendant directors has ever dissented from any proposal made by Mr. Aronson,  including periodic renewals of his employment contract,  which the Board last  renewed  for three  years in late 2004,  as Mr.
Aronson approached his 82nd birthday.

In addition to Mr. Aronson, also named as defendants in the lawsuit are:

     o     Robert A. Aronson, a Director and Louis Aronson's son;

     o     Carl W.  Dinger  III,  a paid  consultant  to the  Company  who  also receives  proxy fees for  allowing the other  defendants  to vote his large block of Ronson's shares;

     o     Barbara L. Collins,  an antiques dealer who Mr. Aronson selected as a
           Director in late 2004;

     o     Paul H. Einhorn, an 89-year old selected as a Director by Mr. Aronson in late 2004;

     o     Erwin M. Ganz, a Director and trustee of Ronson's retirement plan who also has a consulting agreement with the Company;

     o     Daryl K. Holcomb, Ronson's CFO;

     o     Leo Motiuk, a Director;

     o     Gerard J. Quinnan, a Director who has a consulting agreement with the
           Company;

     o     Justin P. Walder, a Director and Assistant  Corporation Counsel whose firm receives legal fees from the Company; and

     o     Saul H. Weisman, a Director.

The lawsuit seeks, among other things, an order forcing the defendants to report to the SEC their  undisclosed  agreements,  the purposes of those agreements and the number of shares they control as a group; a declaration  that the defendants have triggered the Shareholder Rights Agreement; an order forcing the defendants to perform their  obligations  under that agreement;  and a declaration that the defendants are subject to  restrictions on their  activities  imposed by the New
Jersey Shareholder Protection Act.

Contact:    Mike Sitrick
           Terry Fahn
           Sitrick And Company
           (310) 788-2850